March 1, 2006

Via Facsimile (212) 593-5955 and U.S. Mail

Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY  10022

      Re:	Gencorp Inc.
		Preliminary Proxy Statement on Schedule 14A
Filed February 21, 2006 by Pirate Capital LLC, Jolly Roger Fund
LP,
	Jolly Roger Offshore Fund Ltd., Jolly Roger Activist
Portfolio
	Company Ltd., Mint Master Fund Ltd., and Thomas R.
	Hudson, Jr.
		File No. 1-01520

Dear Mr. Spencer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It appears that the participants in this solicitation have formed a group. See Rule 13d-5(b). We note from your disclosure that the group beneficially owns more than five percent of the company`s common stock and we note the Schedule 13-D/A filed on February 21, 2006 by Pirate Capital and Mr. Hudson, Jr. We are unable to locate a
Schedule 13D filed by each member of the group. Please file or advise. See Rule 13d-1. Additionally, tell us your basis for checking the box in row 2(b) of the February 21 Schedule 13D/A.

Schedule 14A
2. Advise us, with a view toward disclosure, why the nominees have not been identified on the cover page of the proxy statement as persons filing the Schedule 14A.
3. Throughout your proxy statement you refer security holders to information that you are required to provide and is contained in Gencorp`s proxy statement for the 2006 Annual Meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information;
if so, please note that we believe that reliance upon Rule 14a-
5(c)
before Gencorp distributes the information to security holders would be inappropriate. Therefore, please confirm your understanding that you may not disseminate your materials until Gencorp has filed and mailed definitive proxy solicitation materials. Further, once Gencorp`s proxy materials are available, consider whether it might be more helpful to readers to make specific references to the sections of their materials that you are directing them to read.

Reasons for Pirate Capital Group`s Solicitation, page 3
4. Your disclosure emphasizing that your nominees will "WORK FOR [Gencorp`s security holders]" if elected implies that the board is not already acting in the interests of Gencorp`s security holders. Similarly, the last sentence of the first paragraph of this section also implies the lack of fulfillment of the current board`s fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9.
5. We note your statement your nominees will oversee efforts to "maximize shareholder value." Revise here and throughout the proxy statement to disclose that no assurances can be given that the election of your nominees to the board will maximize value. Further, to the extent that the nominees have or do not have specific plans, please so state and describe where appropriate.
6. Your statement in the last sentence in the second bullet point in this section asserts that Gencorp`s directors are more interested in remaining directors than in fulfilling their fiduciary duties.
You
must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule
14a-9.
7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the third bullet point in this section in which you state that Gencorp`s has not delivered "shareholder value that measures up even to the Company`s own stated expectations" and that it has conducted "value-destroying initiatives." We also note your statement in the fourth bullet point that Gencorp`s management indicated that the sale of the
Aerojet Fine Chemicals business unit would result in a specific sales price.
8. Your disclosure in the last paragraph of this section that (i) electing your nominees will "promote the accountability of senior management, advocate corporate governance improvements and encourage and oversee efforts to maximize shareholder value" and (ii) your nominees "are committed to working for shareholders to ensure that Gencorp has a competent management team, modern corporate governance and that all appropriate options are explored to maximize shareholder value", implies that Gencorp`s directors are not fulfilling their fiduciary duties and Gencorp`s management is not competent in carrying out its duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.
9. Refer to your disclosure in the last sentence of the last paragraph of this section that electing your nominees will ensure that "all appropriate options are explored to maximize shareholder value." If you know of any such options, please disclose them; alternatively, please disclose that you currently have no such options. Further, if you intend to replace any members of management, so state.

Background to the Solicitation, page 4
10. Revise to disclose information with respect to the lawsuit you filed against Gencorp, as announced in your press release of February
21, 2006.

Proposal No. 1

Reasons Why Pirate Capital Group is Challenging the Incumbent
Directors, page 5
11. Your statement in the first sentence in the second paragraph of this section that Gencorp`s security holders will have a "true voice in the boardroom" by electing your nominees implies that Gencorp`s directors are not representing Gencorp`s security holders and thus failing to fulfill their fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.
12. In the second paragraph, you emphasize the filing persons` holdings in Gencorp as compared to those of the current board members. As the filing persons are not nominees, it appears you should revise to balance this disclosure with the fact that your nominees do not beneficially own any Gencorp shares.
13. Revise to clarify that, if elected, your nominees will owe fiduciary duties to the security holders of Gencorp, and not to the filing persons, and thus they may or may not act in accord with the views or wishes of the filing persons.

Pirate Capital Group`s Nominees, page 5
14. In the last paragraph you reserve the right to substitute or nominate additional nominees in the event that those you have identified are unable to serve, if Gencorp`s board is expanded, or if
Gencorp takes any other actions that would have the effect of disqualifying your nominees. Provide us with the authority upon which you will be able to make such substitution without resoliciting shareholders and how such substitution would be consistent with the advance notice provisions established by Gencorp.

Participants in Solicitation of Proxies, page 8
15. We note your employees may solicit proxies. Please provide the information required by Item 4(b)(2) of Schedule 14A.

Cost and Method of Solicitation, page 10
16. We note that you and D.F. King may employ various methods to solicit proxies, including mail, facsimile, telephone, e-mail, in person or via the internet. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
17. Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.
18. Update your disclosure to include the estimated expenditures for your solicitation and the amounts expended to date as costs of your solicitation. See Item 4(b)(4) of Schedule 14A.

Appendix I
19. Please clarify whether each transaction listed was a sale or a purchase. Refer to Item 5(b)(1)(vi).

Form of Proxy
20. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation."
Please revise your proxy card to clarify and place this language in bold-face type as required by Rule 14a-4(b)(1).

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

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Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
March 1, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE